22004283

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MAR 09 2022
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SEC FILE NUMBER
8-69764

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Frontcourt Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

180 Mount Airy Road, Suite 204
(No. and Street)

Basking Ridge	NJ	07920
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott L Brown	917-696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company Certified Public Accountants, Chartered
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Rob Sawicki, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Frontcourt Securities LLC, as of March 1, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

Notary Public State of Florida
Mark J Einloth
My Commission GG 959951
Expires 02/19/2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Frontcourt Securities, LLC.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Frontcourt Securities, LLC. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
February 28, 2022

Frontcourt Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business to advising clients on mergers and acquisitions, capital raising and other advisory services and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Frontcourt Securities LLC

I, Scott Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Scott Brown*

Title: Chief Financial Officer

March 1, 2022

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Frontcourt Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Frontcourt Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advising clients on mergers and acquisitions, capital raising and other advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Frontcourt Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontcourt Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas
February 28, 2022

Frontcourt Securities, LLC

Notes to Financial Statements
December 31, 2021

---

1. Nature of Business:

Frontcourt Securities, LLC (the Company), was formed on November 30, 2015. The company was formed for the purpose of acting as a broker dealer with the capacity and qualifications to advise clients on mergers and acquisitions, capital raising, and other advisory services. The company generated revenues in the most recently ended fiscal year from fees charged to clients.

The company is registered with the Securities and Exchange Commission ("SEC", SEC File #8-69764) and is a member (CRD #283590) of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company's policy is to include as cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less.

At various times throughout the year the Company maintained bank balances in excess of the federal insured limit. This is considered normal banking practice. The federally insured limit was $250,000 at December 31, 2021.

Federal Income Taxes:

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the

Company's income is passed through to the members and the members are taxed individually on their share of the Company's earnings.

3. **Uncertain Tax Positions:**

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subjected to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

4. **Related Parties:**

One Hundred percent (100%) of the membership interests in Frontcourt Securities, LLC are owned by Frontcourt Group, LLC – which is wholly owned by Robert Sawicki. Frontcourt Securities, LLC has a cost sharing agreement with Frontcourt Group, LLC for rent, telephone and office expenses, which are reimbursed on a monthly basis.

5. **Commitments & Contingencies:**

The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the opinion of the company's management, have a material adverse effect on the Company's financial position.

6. **Net Capital:**

The company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3 exemption from the full provisions of the customer protection rule. Net capital and net capital related ratios may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $444,485, exceeding the minimum net capital requirement of $5,000 by $439,485.

7. **Subsequent Events:**

Management has evaluated subsequent events through February 28, 2022, the date which the financial statements were available to be issued.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Frontcourt Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontcourt Securities, LLC. as of December 31, 2021, the related statements of income, changes in members equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Frontcourt Securities, LLC. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Frontcourt Securities, LLC.'s management. Our responsibility is to express an opinion on Frontcourt Securities, LLC.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Frontcourt Securities, LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Frontcourt Securities, LLC.'s financial statements. The supplemental information is the responsibility of Frontcourt Securities, LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Frontcourt Securities, LLC.'s auditor since 2018.

Olathe, Kansas
February 28, 2022

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Frontcourt Securities, LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Frontcourt Securities, LLC. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Frontcourt Securities, LLC. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Frontcourt Securities, LLC.'s management. Our responsibility is to express an opinion on Frontcourt Securities, LLC.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cabin Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co

We have served as Frontcourt Securities, LLC.'s auditor since 2018.

Olathe, Kansas
February 28, 2022

Frontcourt Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

Capital:	
Member's Equity	$451,843
Non-Allowable Assets	(7,358)
Net Capital Before Securities Haircuts	$444,485
Securities Haircuts	-
Net Capital	$444,485
Minimum Dollar Net Capital Requirement	$5,000
Excess Net Capital	$439,485
Aggregate Indebtedness	$6,084
Ratio of Aggregate Indebtedness to Net Capital	1.4%

There were no material differences between the basic net capital computation included in these financial statements with those previously reported by the Company

Frontcourt Securities, LLC

Statement of Cash Flows
For the period January 1, 2021 to December 31, 2021

OPERATING ACTIVITIES	
Net Income	$573,671
Adjustments to reconcile Net Income to net cash provided by operations:	
FINRA Flex Account	($617)
Prepaid FINRA Renewals	($170)
American Express	$4,984
Accrued Expenses	($6,621)
Paycheck Protection Program	($36,200)
Payroll Liabilities	($7,264)
Net Cash Provided by Operating Activities	$527,783
FINANCING ACTIVITIES	
Members Draw	$191,622
Members Draw: Income Taxes	($410,800)
Members Equity	($598,300)
Net Cash Provided (Used) by Financing Activities	($817,478)
Net Cash Increase (Decrease) for period	($298,695)
Cash at beginning of the period	$740,264
Cash at end of the period	$450,569

The accompanying notes are an integral part of these financial statements

Frontcourt Securities LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Assets:	
Cash	$450,569
FINRA Flex Account	$5,766
Prepaid FINRA Renewals	$1,592
Total Assets	$457,927

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Liabilities	$6,084
Member's Equity	$451,843
Total Liabilities and Member's Equity	$457,927

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC

Statement of Income
For the Period January 1, 2021 to December 31, 2021

Revenues:	$915,702
Expenses:	
Accounting	$13,200
Automobile	$125
Bank Service Charges	$72
Compliance	$24,000
Computer and Internet Expenses	$2,307
Continuing Education	$55
Dues and Subscriptions	$225
Education & Exams	$1,056
FINRA Fees	$4,468
Interest Expense	$39
Legal and Professional	$25,850
Licenses and Fees	$6,016
Meals and Entertainment	$335
Miscellaneous	$5,502
Office Expense	$84
Office Supplies	$900
Payroll Expenses	$187,088
Postage and Delivery	$70
Rent Expense	$41,292
Software Subscriptions	$23,675
Telephone Expense	$1,956
Travel	$3,715
Total Expenses:	$342,031
Net Income:	$573,671

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC

Statement of Member's Equity
December 31, 2021

Balance at December 31, 2020		$695,650
Net Income	$573,671	
Members' Draw	($817,478)	
Balance at December 31, 2021		$451,843

The accompanying notes are an integral part of these financial statements